EXHIBIT 99.1

Ultrapetrol Reports Financial Results for Second Quarter 2015

NASSAU, Bahamas, Aug. 12, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (NASDAQ:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 and subsequent events highlights:

  Recorded second quarter 2015 revenues of $96.1 million;

  Recorded adjusted consolidated EBITDA of $17.8 million in the second quarter of 2015 1, which includes adjusted EBITDA of $6.2 million from our River Business, adjusted EBITDA of $11.5 million in our Offshore Supply Business, a negative adjusted EBITDA of $(1.5) million from our Ocean Business, and an adjusted EBITDA of $1.7 million from other activities, including foreign currency exchange losses;

  Recorded total net loss and net loss per share of $(6.4) million and $(0.05) per share, respectively, in the second quarter of 2015, which includes the effect of a $0.7 million gain for deferred taxes on unrealized foreign exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $0.1 million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). 2  After adjusting for these effects, the recorded total adjusted net loss and adjusted net loss per share are $(7.1) million and $(0.05), respectively;

  On May 13, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker, Amadeo. This vessel was subsequently delivered to buyers on May 29, 2015;

  On June 15, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker, Miranda I. This vessel was subsequently delivered to buyers on July 16, 2015;

  On August 5, 2015, our RSV UP Coral has entered into its six-year contract with Petrobras.

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Damián Scokin, Ultrapetrol's Chief Executive Officer, stated, "Despite difficult conditions in both the North Sea offshore market and global commodity markets throughout the second quarter of 2015, we focused on implementing our strategic initiatives to increase our operational efficiency, seize opportunities to reduce costs, and streamline our organization in order to unlock the full value of Ultrapetrol. Our earnings for the quarter reflect the downward pressure in those markets, but we have been able to improve our business across a range of metrics and enhance our competitive position and operational performance in both of our core markets."

Mr. Scokin continued, "In the River Business, we commenced a two-year contract to service 60% of Petropar's river transportation requirements, providing us with some insulation from a volatile market. At the same time, the depressed iron ore market has impacted overall tonnage demand and put pressure on pricing. Against this backdrop, we have been successful in lowering our operating costs, reducing our average transit times, and decreasing off-hire days. We have benefitted from this consistent focus on procedural optimization and maximizing our return on assets, in addition to our implementation of a point-to-point operational model, and we believe that we have significantly enhanced our ability to profit when market cyclicality returns to more normal levels. Additionally, we have increased our sales of tank barges produced in our Punta Alvear shipyard to third parties in both the second quarter and subsequently."

"In the Offshore Supply Business, we are pleased to announce that our RSV subsea support vessel, UP Coral, has commenced its attractive, six-year charter with Petrobras in early August. Amid a difficult North Sea offshore market, we made the decision to lay up our two vessels operating in that spot market, but we have submitted those vessels to new tenders issued by Petrobras. We continue to believe that we are preferred providers to Petrobras, and our track record of operational excellence gives us confidence that we will find lucrative employment for these remaining vessels."

Mr. Scokin concluded, "Market conditions have proven to be and continue to be challenging, but we are confident of our long-term perspectives on the back of our transformation program, whose early results show promise. Our strategic initiatives have already yielded results in terms of increasing operational reliability, reducing our operational costs across the businesses, and streamlining and strengthening our organization. By continuing to implement these initiatives and maintaining a sharp focus on identifying opportunities to improve all aspects of Ultrapetrol, we believe that we will strengthen the foundation of our business and create long-term value for our shareholders."

Overview of Financial Results

Total revenues for the second quarter of 2015 were $96.1 million, as compared with $99.4 million in the same period of 2014.

Adjusted EBITDA for the second quarter of 2015 was $17.8 million, as compared with $25.4 million in the same period of 2014. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net loss for the second quarter of 2015 was $(6.4) million, as compared with a net income of $2.8 million during the same period of 2014. Second quarter 2015 net loss includes the effect of a $0.7 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $0.1 million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). After adjusting for these effects, the recorded total adjusted net loss and adjusted net loss per share are $(7.1) million and $(0.05), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "In recent months, we have enhanced our forward visibility and strengthened our financial position by locking in cash flows from long-term contracts in both the River and Offshore businesses while continuing to work on projects to decrease our run-rate overhead costs. We maintain strong relationships with our banking group and are currently in full compliance with all covenants. We are committed to working with our bank group to ensure that we maintain a strong and flexible capital structure."

Business Segment Highlights

River

Second quarter 2015 River Business segment adjusted EBITDA was $6.2 million, as compared to an adjusted EBITDA of $8.1 million in the same period of 2014, representing a $1.9 million decrease. Third party barge sales in the second quarter of 2015 amounted to six barges, as opposed to four barges in the same period of 2014. This increase in the number of barges delivered to third parties produced an increase in revenues of $6.5 million when comparing the second quarter of 2015 to the same period of 2014. The shipyard has been producing also tank barges for our own fleet, which supports our growth in the transportation of liquid cargoes in River Business, but that has no immediate effect on our consolidated EBITDA, since barges are accounted for at cost. Nevertheless, we have also received offers from third parties to acquire barges produced in our Punta Alvear Yard.

Net tons transported in the second quarter of 2015 decreased 7% when compared to the same period of 2014. Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia have recently been at historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2015 will be 8.5 million tons, where Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 53% of world soybean production in 2015, as compared to 30% in 1995. We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. This steady long-term growth trend represents an important demand driver for our River Business.

We are implementing operating processes and management systems that we believe will increase voyage efficiency, transparency on costs and asset utilization and have now transitioned from a complex hub-and-spoke system to a more streamlined and cost-effective point-to-point system. Initial results suggest that progress is already being made in terms of operating costs, transit times, and tons transported. Significant emphasis is being made on efficiency and customer service at every level of the organization.

Offshore Supply

In the Offshore Supply Business, we operate a fleet of thirteen PSVs and one RSV. Eleven of the PSVs are contracted on long-term time charters to Petrobras in Brazil, while as from late April, two vessels operating in the UK North Sea, UP Agate and UP Jasper, have been laid-up as a result of low spot rates in that market. In the meantime, these two vessels have been offered in tenders to Petrobras for long term contracts. Our RSV UP Coral has entered into its six-year contract with Petrobras on August 5, 2015.

The adjusted EBITDA generated by the Offshore Supply Business segment during the second quarter of 2015 was $11.5 million, compared to $12.5 million in the same period of 2014, an 8% decrease. This decrease is mostly attributable to our UP Jasper and UP Agate, related to their lay up in the North Sea due to low average spot rates. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the second quarter of 2015 decreased by $2.8 million to $26.8 million, as compared to $29.7 million in the same period of 2014. This 10% decrease was primarily attributable to our UP Jasper and UP Agate, related to their lay up in the North Sea on account of low average spot rates and to a decrease in revenues of our PSV fleet related to a 38% devaluation of the Brazilian real, partially offset by our UP Opal which commenced operations in the North Sea on May 3, 2014, and is currently operating in Brazil on a long-term charter with Petrobras.

Ocean

The Ocean Business segment adjusted EBITDA was $(1.5) million in the second quarter of 2015, as compared to $2.2 million in the same period of 2014, a $3.7 million decrease. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business decreased by $1.5 million, or 8%, to $16.2 million in the second quarter of 2015, as compared to $17.7 million the same period of 2014. This difference is mainly attributable to our Amadeo, which was sold and delivered to buyers on May 29, 2015, and to our Alejandrina, which was laid up until May 5, 2015, after ending its previous employment in September 2014.

In the second quarter of 2015, the Company operated two container vessels in its flag protected feeder container service in South America, as well as four Product Tankers (Amadeo, Miranda I, Austral and Mentor), which were employed with oil majors in a flag-protected South American coastal trade. On May 13, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker, Amadeo, which was subsequently delivered to buyers on May 29, 2015. In addition, on June 15, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker, Miranda I, which was subsequently delivered to buyers on July 16, 2015.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, August 13, 2015, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-369-3357 (toll-free U.S.) or 1-630-395-0256 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-866-465-1307 (toll-free U.S.) or 203-369-1424 (outside of the U.S.); passcode: 081315. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of June 30, 2015, and our audited consolidated balance sheet as of December 31, 2014:

 (Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 29,653	$ 34,982
Restricted cash	11,254	11,246
Accounts receivable, net of allowance for doubtful accounts of $ 3,372 and $3,178 in 2015 and 2014, respectively	41,942	37,341
Operating supplies and inventories	15,007	4,030
Prepaid expenses	7,351	4,083
Other receivables	22,473	18,067
Total current assets	127,680	109,749

NONCURRENT ASSETS

Other receivables	25,143	28,084
Restricted cash	1,472	1,472
Vessels and equipment, net	691,551	717,405
Dry dock	12,176	13,551
Investments in and receivables from affiliates	3,992	3,906
Intangible assets	582	582
Goodwill	5,015	5,015
Other assets	12,310	13,266
Deferred income tax assets	1,979	4,031
Total noncurrent assets	754,220	787,312
Total assets	$ 881,900	$ 897,061

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$ 25,855	$ 30,518
Customer advances	2,730	3,090
Payable to related parties	1,141	1,636
Accrued interest	1,448	1,513
Current portion of long-term financial debt	55,753	32,929
Other current liabilities	21,824	22,827
Total current liabilities	108,751	92,513

NONCURRENT LIABILITIES

Long-term financial debt	413,420	433,105
Deferred income tax liabilities	11,513	12,170
Other liabilities	184	368
Deferred gains	2,983	3,183
Total noncurrent liabilities	428,100	448,826
Total liabilities	536,851	541,339

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	491,192	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(126,884)	(115,384)
Accumulated other comprehensive loss	(1,217)	(1,321)
Total equity	345,049	355,722
Total liabilities and equity	$ 881,900	$ 897,061

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars:

	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2015	2014	2015	2014
Revenues
Attributable to River Business	$ 53,038	$ 52,018	$ 91,968	$ 93,295	-1%
Attributable to Offshore Supply Business	26,843	29,675	56,400	57,078	-1%
Attributable to Ocean Business	16,213	17,686	32,299	35,349	-9%
Total revenues	96,094	99,379	180,667	185,722	-3%

Voyage and manufacturing expenses
Attributable to River Business	(24,201)	(24,781)	(40,767)	(48,482)	-16%
Attributable to Offshore Supply Business	(100)	(1,961)	(1,749)	(2,731)	-36%
Attributable to Ocean Business	(6,277)	(5,496)	(11,298)	(10,051)	12%
Total voyage and manufacturing expenses	(30,578)	(32,238)	(53,814)	(61,264)	-12%

Running costs
Attributable to River Business	(16,894)	(14,373)	(30,795)	(27,709)	11%
Attributable to Offshore Supply Business	(12,351)	(13,202)	(24,725)	(23,824)	4%
Attributable to Ocean Business	(8,535)	(8,763)	(16,658)	(16,259)	2%
Total running costs	(37,780)	(36,338)	(72,178)	(67,792)	6%

Amortization of dry dock & intangible assets	(2,448)	(1,723)	(4,447)	(2,962)	50%
Depreciation of vessels and equipment	(10,413)	(11,220)	(20,917)	(21,890)	-4%
Administrative and commercial expenses	(10,267)	(8,413)	(19,936)	(17,917)	11%
Other operating income, net	(1,053)	585	(1,007)	1,139	--

Operating profit (loss)	3,555	10,032	8,368	15,036	-44%

Financial expense	(8,418)	(8,565)	(16,673)	(17,215)	-3%
Foreign currency exchange gains (losses), net	1,703	2,615	(194)	5,598	--
Financial income	--	38	--	48	--
Loss on derivatives, net	--	(2)	--	(2)	--
Investment in affiliates	(216)	(183)	(309)	(415)	-26%
Other expenses, net	43	50	55	75	-27%
Total other expenses, net	(6,888)	(6,047)	(17,121)	(11,911)	44%

(Loss) income before income taxes	(3,333)	3,985	(8,753)	3,125	--

Income tax (expenses)	(3,060)	(1,218)	(2,747)	(5,112)	-46%

Net (loss) income	$ (6,393)	$ 2,767	$ (11,500)	$ (1,987)	479%

The following table contains our unaudited statements of cash flows for the six months ended June 30, 2015, and 2014:

(Stated in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (11,500)	$ (1,987)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation of vessels and equipment	20,917	21,845
Amortization of dry docking	4,447	2,962
Expenditure for dry docking	(3,433)	(5,891)
Debt issuance expense amortization	1,279	1,026
Net losses from investments in affiliates	309	415
Allowance for doubtful accounts	194	406
Share - based compensation	723	431
Other	--	84
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(4,795)	(1,722)
Other receivables, operating supplies and prepaid expenses	6,668	5,899
Other	4,109	252
Increase (decrease) in liabilities:
Accounts payable	(4,634)	(2,629)
Customer advances	(360)	(7,406)
Other payables	(2,425)	3,079
Net cash provided by operating activities	11,499	16,764

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(19,427)	(31,475)
Proceeds from shipbuilding contract cancelation	--	17,589
Net cash (used in) investing activities	(19,427)	(13,886)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(16,185)	(16,126)
Early repayment of long-term financial debt	(676)	--
Proceeds from revolving credit facility	20,000	--
Other financing activities, net	(540)	328
Net cash provided by (used in) financing activities	2,599	(15,798)
Net decrease in cash and cash equivalents	(5,329)	(12,920)
Cash and cash equivalents at the beginning of year	34,982	72,625
Cash and cash equivalents at the end of the period	$ 29,653	$ 59,705

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2015, and 2014:

	Six months ended June 30,
($000's)	2015	2014
Total cash flows provided by operating activities	11,499	16,764
Total cash flows (used in) investing activities	(19,427)	(13,886)
Total cash flows provided by (used in) financing activities	2,599	(15,798)

Total cash flows from operating activities	$ 11,499	$ 16,764

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	1,437	2,527
Expenditure for dry docking	3,433	5,891
Income Taxes	2,747	5,112
Financial Expenses	16,673	17,215
Allowance for doubtful accounts	(194)	(406)
Yard EBITDA from Touax sale	(198)	(198)
Other adjustments	(2,311)	(1,911)

Adjusted Consolidated EBITDA	$ 33,086	$ 44,994

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the six months and three months ended June 30, 2015, and 2014:

($000's)	Six months ended June 30, 2015	Six months ended June 30, 2014	% Change	2Q 15	2Q 14	% Change

Revenues	$180,667	$185,722	-3%	$96,094	$99,379	-3%

Adjusted EBITDA	$33,086	$44,994	-26%	$17,847	$25,394	-30%

Net (loss) income as reported	($11,500)	($1,987)		($6,393)	$2,767
EPS as reported	($0.08)	($0.01)		($0.05)	$0.02

Adjustments to net (loss) income as reported

Yard EBITDA from Touax barge sale	(198)	(198)		(99)	(99)
Income tax expense on Exchange Variance Benefit (1)	110	552		(652)	278
Non-cash loss of extinguishment of debt	--	--		--	--

Adjusted Net income	($11,588)	($1,633)		($7,144)	$2,946
Adjusted EPS (In $ per share)	($0.08)	($0.01)		($0.05)	$0.02

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2015:

	Second quarter ended June 30, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (558)	$ 6,734	$ (2,621)	$ 3,555
Depreciation and amortization	7,051	4,702	1,108	12,861
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(216)	--	--	(216)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	(1)	14	28	41

Segment Adjusted EBITDA	$ 6,177	$ 11,450	$ (1,485)	$ 16,142

Items not included in Segment Adjusted EBITDA
Financial income				2
Foreign currency exchange gains, net				1,703

Adjusted Consolidated EBITDA				$ 17,847

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2014:

	Second quarter ended June 30, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$ 1,486	$ 8,151	$ 395	$ 10,032
Depreciation and amortization	6,879	4,294	1,770	12,943
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(181)	--	(2)	(183)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	26	22	48

Segment Adjusted EBITDA	$ 8,085	$ 12,471	$ 2,185	$ 22,741

Items not included in Segment Adjusted EBITDA
Financial income				38
Foreign currency exchange gains, net				2,615

Adjusted Consolidated EBITDA				$ 25,394
CONTACT: The IGB Group

         Leon Berman
         212-477-8438
         lberman@igbir.com

         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com